GKH LAW OFFICES
Gross ▪ Kleinhendler ▪ Hodak
Halevy ▪ Greenberg & Co.


05008480

Tel Aviv, May 25, 2005
Our ref: 10082

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Africa-Israel Investments Ltd.
Exemptive No. 82-34865

Ladies and Gentlemen:

Enclosed for submission on behalf of the above-referenced company are English translations of Immediate Reports to the Tel-Aviv Stock Exchange.

Please acknowledge receipt of the enclosed documents by date stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Very truly yours,

Daniel Gamulka, Adv.

One Azrieli Center, Tel-Aviv 67021, Israel
Tel: 972-3-607-4444 Fax: 972-3-607-4422

82-34865

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.COM

T053
Public
Transmission date:
15/05/2005
Ref: 2005-01-025377

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970
Nature of event: Recruitment of capital by related companies

1.	*The Company hereby serves notice that two subsidiary companies of Alon Israel Oil Company Ltd (a related company of the Company's, in which the Company holds some 26.1% of the issued share capital), are conducting capital recruitment procedures, as follows:*	
	1.	*Alon USA Energy Inc, a company registered in the United States, on May 11, 2005 submitted a registration statement to the US SEC for making a public offering of its shares in the United States, in an estimated volume of some US $ 125 million. To the best of the Company's knowledge, the precise volume and details of the issuance have yet to be determined.*
	2.	*Dor Alon Energy Ltd has applied to the Israel Securities Authority for permission to publish a public offering prospectus of its securities. To the best of the Company's knowledge, the structure and volume of the issuance have yet to be determined.*
	This report does not constitute an offer for the sale of the above-mentioned securities or an invitation to tender for the purchase thereof.	

2

Date and time at which the corporation first learned of the event or the matter:

- 12/05/2005 at 10:00 hours

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 180/04/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA ISRAEL.COM

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

T053
Public
Transmission date: 09/03/2005
Ref: 2005-01-020086

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970
Nature of event: Acquisition of land in Bulgaria

The Company hereby announces that on March 8, 2005, it contracted in a Memorandum of Understanding with all the shareholders in a foreign company incorporated in Bulgaria, being the owner of a real estate asset in an area of some 39 dunam (9.75 acres) in Sofia, Bulgaria, whereby the Company is to acquire (inter alia through one of its subsidiary companies, all of their shares in the foreign company or, alternatively, at the Company's discretion, the real estate assets owned by the foreign company.

The consideration pursuant to the Memorandum of Understanding was set, through negotiations between the parties, at a sum of about 3.25 million euro. The land may be used for the construction of a real estate project designated for residential and commercial use, in a an area of about 45,000 sq.m.

Pursuant to the Memorandum of Understanding, it was agreed that a detailed agreement would be executed between the parties by June 8, 2005, subject to the fulfilment of a number of suspending conditions and the conduct of due diligence, with results satisfactory to the Company.

1 ________

2

Date and time at which the corporation first learned of the event or the matter:

- 09/03/2005 at 09:00 hours
-

____

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 20/01/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@ africa-israel.com

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

T049
Public
Transmission date: 14/02/2005
Ref: 2005-01-011188

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON RESULTS OF MEETING TO APPROVE TRANSACTION WITH A CONTROLLING SHAREHOLDER AND/OR TO APPROVE A PRIVATE OFFERING

(Pursuant to Regulation 13 of the Securities_Regulations (Transaction between a Company and a Controlling Shareholder Therein) 5761-2001
Or Regulation 22 of the Securities Regulations (Private Offering of Securities in a Registered Company) 5760-2000
Any additional items of the meeting's agenda should be listed in Clause 3.

1. The following are the results of the general meeting convened on *14/02/2005.*
2.

1.

Type of transaction: *other*
Formation of joint company with the controlling shareholder for making real estate investments in Las-Vegas

Essential elements of the draft resolution: *See following wording.*

The meeting resolved: *to approve*
Quantity of shares participating in vote: *15,596,819*
Quantity of shares voting in favour: *15,199,722*
Quantity of shares voting against: *231,660*
Ratio of those voting against out of total voting shares: *1.48%*
Ratio of votes in favour of transaction out of total voters not holding a personal interest in the transaction: *86.4%*
Ratio of those voting against and not holding a personal interest in the transaction out of total voting rights in the Company: *0.5%*

3. Resolutions adopted by the meeting on other items on its agenda:

____

4. This report is submitted further to the following report/s

Report	Publication date	Reference number
Emendatory	*03/02/2005*	*2005-01-007417*

1. To approve the contractual engagement of Al Nevada Holdings, Inc, a company registered in Nevada, United States, wholly owned by the company (hereafter: "**the subsidiary**") with the Boymelgreen Family of Nevada, LLC, a company registered in Nevada, United States, under control of the Yeshayahu Boymelgreen family (hereafter: **"Boymelgreen's company**") and with LGC USA Investments, Inc, a company registered in Delaware, United States, under control of Mr. Lev Leviev, the controlling shareholder in the company (hereafter: "**Leviev's company**"), in a Limited Liability Company Agreement (hereafter: "**the holding company agreement**") of Leviev Boymelgreen of Nevada, LLC (hereafter: "**the holding company**"); the holding company engages in investments in the field of real estate in Las Vegas, Nevada, United States, including, inter alia, the direct or indirect acquisition, severally or jointly with others, of corporations acquiring and/or holding rights in real estate assets in Las Vegas and engaging in the development of such real estate assets for various purposes.

2. To approve the contractual engagement of the holding company in an operating agreement with Metroflag CC, LLC, a foreign company registered in Nevada in relation to Metroflag Cable LLC, a foreign company registered in Nevada which, on September 22, 2004, contracted under an agreement for the acquisition of a real estate asset in Las Vegas, Nevada, and all for the purpose of realty development projects in the area of Leas Vegas Boulevard, in an overall investment volume estimated at a total of up to 1.3 billion US dollars (of which the share of the subsidiary amounts to a sum of up to 211 million US dollars (hereafter: "**the Metroflag1 transaction**").

3. To approve the engagement of the holding company in a transaction for the acquisition of one third of the rights in Metroflag BP, LLC, a foreign company registered in Nevada, in consideration of a sum of 40 million US dollars, and pursuant thereto to approve the contractual engagement of the holding company in an operating agreement in relation to that company, which owns leasehold rights under a long term lease agreement in a real estate asset in an area of 22 dunam (5.5 acres) situated in proximity to the above-mentioned real estate assets, the value of which is set at 165 million US dollars, and all for the purpose of a real estate development project in the area of Las Vegas Boulevard, in an estimated overall investment volume of up to 1 billion US dollars (of which the share of the subsidiary amounts to a sum of up to 107 million US dollars) (hereafter: "**the Metroflag2 transaction**").

4. To approve the contractual engagement of the holding company in an agreement for the formation of an additional company in which the holding company will hold half the rights, and which is designated to engage in the promotion of a third party transaction in a Sale and Leaseback format, in relation to an additional real estate asset in an area of 7 dunam (1.75 acres) situated in proximity to the other real estate assets, at a consideration of 30 million US dollars, and all for the purpose of a real estate development project in the area of Las Vegas Boulevard, in an estimated overall investment volume of up to 300 million US dollars (of which the share of the subsidiary amounts to a sum of up to 49 million US dollars) (hereafter: **"the Metroflag3 transaction).**

Previous name of reporting entity:

Form restructuring date: 20/01/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh, Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

T136
Public
Transmission date: 22/02/2005
Ref: 2005-01-013957

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON EXCEPTIONAL CONTROLLING SHAREHOLDER TRANSACTION NOT SUBJECT TO APPROVAL OF GENERAL MEETING

Regulation 14 of the Securities Regulations (Transaction Between a Company and a Controlling Shareholder Therein) 5761-2001

1. A report is herewith submitted on an exceptional transaction conformant to Regulation 1 of the Companies Regulations (Concessions for Transactions With Principal Shareholders) 5760-2000.

2. Date of approval of the transaction by the Board of Directors *22/02/2005*

3. Essential elements of the transaction and an abstract of the reasons advanced by the Board of Directors and the audit committee for approving the transaction

A. *Essential elements of the transaction:*

1. *In December 2003, Memorand Management (1998) Ltd (hereafter: "Memorand Management") a company wholly owed by Mr. Lev Leviev, the controlling shareholder in Africa Israel Investments Ltd. (hereafter: "the Company") contracted under a sale agreement (hereafter: "the Sale Agreement") for the acquisition of one half of the Company's holdings in Vash Telecanal Ltd. (hereafter: "Vash Telecanal") (which, at that time, constituted 42% of the issued share capital of Vash Telecanal), together with one half of the Company's rights and commitments in connection with Vash Telecanal including those pursuant to the Limited Liability Company Agreement of Vash Telecanal (hereafter: "The Limited Liability Company Agreement"). This transaction was approved on 29.12.2003 as a controlling shareholder transaction, as provided by Section 275 of the Companies Law, 5759-1999.*

2. *Pursuant to the Sale Agreement, Memorand Management assumed, inter alia, one half of the Company's liabilities vis-à-vis Bank Leumi LeIsrael BM (hereafter: "Bank Leumi") in respect of financing provided by Bank Leumi to Vash Telecanal, which the Company had guaranteed. As of 15.2.2005, the volume of financing provided by Bank Leumi to Vash Telecanal amounted to 25.2 million New Israeli Shekels. In this connection, the Sale Agreement stipulated that in any event of Memorand Management failing to release the Company from the designated share of Memorand Management in the Company's third party liabilities and/or guarantees, Memorand Management would be liable to the Company in respect of half of such liabilities and guarantees, and, if need be, would moreover indemnify the Company accordingly.*

3. *During the period that has elapsed since the execution of the Sale Agreement, the Company and Memorand Management have continued to finance the activity of Vash Telecanal in equal shares. Further to which, and following dilution of other shareholders in Vash Telecanal that refrained from advancing their share in the financing aforesaid, as provided by the Limited Liability Company Agreement, the share of the Company (including through a company wholly owned by the Company) and of Memorand Management in Vash Telecanal increased to 46.2% each of the issued share capital of Vash Telecanal.*

4. *In recent weeks, representatives of Vash Telecanal have been negotiating with United Mizrahi Bank Ltd (hereafter: "UMB") with a view to obtaining an increased credit limit for Vash Telecanal. These negotiations ripened into an agreement whereby UMB would provide Telecanal with a credit limit in an overall volume of 16,000,000 US dollars, subject to the Company and Mr Leviev, jointly and severally, guaranteeing all the liabilities of Vash Telecanal toward UMB under a permanent limited-amount guarantee in the amount of NIS 90,000,000 (together with indexation differences and interest).*

5. *On 22.2.2005, the Company's Board of Directors gave its approval, following approval by the audit committee, conformant to Regulation 1(4) of the Companies Regulations (Concessions for Transactions with Principal Shareholders), 5760-2000, for the Company's guarantee for the liabilities of Vash Telecanal toward UMB, jointly and severally with Mr. Lev Leviev, said guarantee being limited in amount to a sum of NIS 90,000,000 together with indexation differences and interest (hereafter: "the guarantee")*

6. *To the best of the Company's knowledge, Vash Telecanal intends to make a number of uses of the new credit limit: firstly, to repay the existing financing to Bank Leumi; secondly to repay part of the owners' loans made available to Vash Telecanal by the Company and Memorand Management, in the sum of 3,800,000 US dollars each, and finally, to finance the routine activity of Vash Telecanal.*

B. *Abstract of the reasons advanced by the Board of Directors and the audit committee for approving the transaction:*

Having regard to all the circumstances of the case, including the equal size of the holdings of the Company and Memorand Management in Vash Telecanal, the identical amount of the forthcoming repayment amounts on the owners' loans of the Company and of Memorand Management, and their equality as to the amount of the guarantee and the conditions thereof, the conditions of the guarantee in respect of the Company may be said to be identical to the conditions thereof in respect of Mr. Leviev, having regard to the shares of the Company and of Mr. Leviev (through Memorand Management) in Vash Telecanal and the other circumstances of the case.

---

4. Essential elements of the opinion of the Companies Authority and the essentials of the decision of the Ministerial Committee for Privatization Affairs or details of the alternative according to which the exemption is given:

Explanation: fill out in case of an exceptional transaction by a government controlled public company

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5. Annexed hereto is file _________

6. The following is the wording of Regulation 1 C of the Companies Regulations (Concessions for Transactions with Principal Shareholders), 5760-2000: (A) the concessions pursuant to Regulations 1 to 1 B shall not apply to a public company if one or more shareholders holding at least one percent of the issued share capital or voting rights in the company, shall have served notice of its objection to the grant of such concession, provided that notice of the objection was served upon the company in writing not later than seven days as of the day on which the public company submitted a report conformant to the Securities Regulations (Transaction between a Company and a Controlling Shareholder Therein), 5761-2001, on the adoption of the

resolution. (B) If objection per sub-regulation (A) aforesaid was filed, the transaction is subject to approval as set forth in Section 273 or 275, all-according.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 20/01/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh, Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Accompanying page

AFRICA-ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

T053
Public
Transmission date: 24/03/2005
Ref: 2005-01-006279

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR MATTER DEVIATING FROM THE CORPORATION'S ORDINARY BUSINESS

Regulation 36(A) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970
Nature of event: Preliminary agreement for the sale of overseas asset

1. *The Company hereby announces that a subsidiary company of the Company (in which the Company holds 80% of the rights) contracted under a preliminary agreement with a foreign corporation (hereafter: "the acquirer") with regard to the sale of its rights in a foreign company being the owner of 2 overseas office buildings in an aggregate are of some 14,000 sq.m.*

   The consideration in this transaction was fixed at some 54 million US dollars.

   Closure of the transaction is subject to the execution of a detailed agreement between the parties and to the fulfilment of various suspending conditions (primarily, the conduct of legal, financial and engineering due diligence). The acquirer has paid, on account of the transaction consideration, an advance of 5 million US dollars. If, for reasons unconnected with the results of the due diligence, the acquirer refrains from executing the detailed agreement, it shall not be entitled to a refund of the advance. Otherwise, however, the acquirer shall be exempt from any additional liability in respect of the agreement in principle.

   If and when the transaction is closed, the Company expects to record in its financial statements a (after tax) profit in respect thereof in the amount of some NIS 85 million.

2. Date and time at which the corporation first learned of the event or the matter:

   - 24/03/2005 at 09:30 hours

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous name of reporting entity:

Form restructuring date: 20/01/2005

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@africa-israel.com